FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October, 2008

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

10 October 2008

LEADING HONG KONG BUSINESS PROFESSIONAL
JOINS HSBC BOARD

Dr Marvin Kin Tung Cheung (61) has been appointed a Director of HSBC Holdings plc with effect from 1 February 2009. He will be an independent non-executive Director. Stewart Worth Newton has decided to step down as a non-executive Director of HSBC Holdings plc with effect from 10 October 2008.

Dr Cheung served as Chairman and Chief Executive Officer of KPMG's operations in China and Hong Kong from 1996 to 2003, when he retired from KPMG Hong Kong after more than 30 years distinguished service with the firm. He is a non-executive Director of Hang Seng Bank Limited, HKR International Limited, Hong Kong Exchanges and Clearing Limited and Sun Hung Kai Properties Limited. He is a non-official member of the Executive Council of the Hong Kong Special Administrative Region, Chairman of the Airport Authority Hong Kong, Chairman of the Council of the Hong Kong University of Science and Technology and Council Member of the Open University of Hong Kong.

Commenting on the appointment, Stephen Green, HSBC Group Chairman, said: "Marvin's track record speaks for itself and I am delighted that HSBC will benefit from his enormous experience. We very much welcome him to the Board. In particular, his extensive knowledge of Greater China and the wider Asian economy will further strengthen the Board's expertise in the region, as we continue to build on our position as the leading international bank in China and across Asia."

Green continued: "I would also like to thank Stewart for his immense contribution to the Board's deliberations over the past six years and to the Group Audit Committee on which he served with great commitment. I know I speak on behalf of the entire Board when I thank him for his wise counsel."

Stewart Newton served as an independent non-executive Director from 2002, and has decided to stand down to be more active in his role as Chairman of Real Return Group Limited and Veritas Asset Management (UK) Limited. Mr Newton has confirmed that he is not aware of any matter relating to his retirement that needs to be brought to the attention of the shareholders of HSBC.

Dr Cheung's appointment will be for an initial three-year term which, subject to re-election by shareholders at the 2009 Annual General Meeting, will expire at the conclusion of the 2012 Annual General Meeting.

As a non-executive Director Dr Cheung will not have a service contract with HSBC Holdings plc. He will be paid a Director's fee of £65,000 per annum as authorised by shareholders at the 2006 Annual General Meeting. Dr Cheung has no interests in the shares of HSBC Holdings plc within the meaning of Part XV of the Securities and Futures Ordinance.

There are no substantial or controlling shareholders of HSBC Holdings plc.
RKF Ch'ien, the Chairman of Hang Seng Bank Limited is a former non-executive Director of HSBC Holdings plc. AA Flockhart, an executive Director of HSBC Holdings plc is also a Director of Hang Seng Bank Limited. VHC Cheng, an executive Director of HSBC Holdings plc, was a Director of Hang Seng Bank Limited until May 2005. The Directors have determined that Dr Cheung is independent. In making that determination the Directors concluded that there are no relationships or circumstances which are likely to affect Dr Cheung's judgement and any relationships or circumstances which could appear to do so were considered not to be material.

There are no other matters relating to the appointment of Dr Cheung that need to be disclosed pursuant to UK Listing Rule 9.6.13(2) to (6). Save as disclosed above there is no other information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

Biographical details about Dr Cheung are stated below.

The Board of Directors of HSBC Holdings plc as at the date of this announcement are:

S K Green, M F Geoghegan, S A Catz†, V H C Cheng, J D Coombe†, J L Durán†, R A Fairhead†, D J Flint, A A Flockhart, W K L Fung*, S T Gulliver, J W J Hughes-Hallett†, W S H Laidlaw†, Sir Mark Moody-Stuart†, G Morgan†, N R N Murthy†, S M Robertson† and Sir Brian Williamson†.

* Non-executive Director
† Independent non-executive Director

For and on behalf of

HSBC Holdings plc

R G Barber

Group Company Secretary

10 October 2008

Media enquiries to Patrick McGuinness on +44 (0)20 7991 0111 or via email at patrickmcguinness@hsbc.com.

Notes to Editors:

1. Marvin Cheung

Dr Cheung, DBA (Hon), GBS, SBS, OBE, JP is a distinguished financial professional. Dr Cheung worked with KPMG in Hong Kong for more than 30 years. He was Chairman and Chief Executive Officer of KPMG's operations in China and Hong Kong from 1996 to 2003 when he retired. Dr Cheung is active in public service. He is currently an unofficial member of the Executive Council of the Hong Kong SAR Government, Chairman of the Airport Authority Hong Kong, Chairman of the Council of the Hong Kong University of Science and Technology and Council Member of the Open University of Hong Kong. He also serves on other regulatory or advisory bodies in the legal, financial, business, civic service, education, charitable and cultural sectors.

Dr Cheung is a Fellow of the Institute of Chartered Accountants in England and Wales and the Hong Kong Institute of Certified Public Accountants. He is married with 2 adult children and lives in Hong Kong. In his spare time he enjoys golf, travel and films.

2. The HSBC Group

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from more than 9,500 offices in 85 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,547 billion at 30 June 2008, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: October 10, 2008